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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                             -------------------
                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                      ---------------------------------
                                (AMENDMENT NO. 7)

                         GROUND ROUND RESTAURANTS, INC.
                            (Name of Subject Company)

                                GRR MERGER CORP.
                                GRR HOLDINGS, LLC
                                    (Bidders)

                    Common Stock par value $.16 2/3 per share
                         (Title of Class of Securities)

                                   399427 10 3
                      (Cusip Number of Class of Securities)
                         -------------------------------

                               Barbara M. Ginader
                                GRR Merger Corp.
                             21 Custom House Street
                                Boston, MA 02110
                                 (617) 737-3700

                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                      Communications on Behalf of Bidders)
                       ----------------------------------

                                    Copy to:
                           Erica H. Steinberger, Esq.
                                Latham & Watkins
                                885 Third Avenue
                               New York, NY 10022
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            This Amendment No. 7 amends and supplements the Tender Offer
Statement on Schedule 14D-1 originally filed on September 8, 1997, as previously amended (the "Statement"), with respect to the tender offer by GRR Merger Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of GRR Holdings, LLC, a Delaware limited liability company ("Parent"), to purchase all outstanding shares of common stock, par value $.16 2/3 per share (the "Shares"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), at a purchase price of $1.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). The items of the Statement set forth below are hereby amended and supplemented as follows:

ITEM 10.  ADDITIONAL INFORMATION.

(b), (f)   On October 10, 1997, the Purchaser issued a press release announcing the extension of the Offer until 6:00 p.m., New York City time, on October 14, 1997, unless further extended. The information set forth in the press release, attached hereto as Exhibit (a)(15), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(15)    Press Release dated October 10, 1997.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  October 10, 1997


                                  GRR HOLDINGS, LLC
                                  By: Boston Ventures Limited Partnership V,
                                          its Managing Member

                                  By: Boston Ventures Company V, L.L.C.,
                                      its General Partner


                                  By: /s/  Barbara M. Ginader
                                      -----------------------------------------
                                      Name:  Barbara M. Ginader
                                      Title: Managing Director


                                  GRR MERGER CORP.

                                  By: /s/  Barbara M. Ginader
                                      -----------------------------------------
                                      Name:  Barbara M. Ginader
                                      Title: President


                                  BOSTON VENTURES LIMITED PARTNERSHIP V
                                  By: Boston Ventures Company V, L.L.C.,
                                      its General Partner


                                  By: /s/  Barbara M. Ginader
                                      -----------------------------------------
                                      Name:  Barbara M. Ginader
                                      Title: Managing Director